

July 2, 2021

Scott R. Zemnick
General Counsel
VPC Impact Acquisition Holdings
c/o Victory Park Capital Advisors, LLC
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

> **Re: VPC Impact Acquisition Holdings**
> **Correspondence dated June 24, 2021**
> **Correspondence dated June 28, 2021**
> **Registration Statement on Form S-4**
> **File No. 333-254935**

Dear Mr. Zemnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

Response letter dated June 24, 2021

Projected Financial Information, page 160

1. We note your response to prior comment no. 2 from our June 17, 2021. We note that you state "sales of cryptocurrency relate to transactions executed on Bakkt's consumer app within Bakkt Marketplace, which activities are currently immaterial". You further disclose that "The revenue activity relates to the launch of Bakkt's consumer app, which became broadly available in March 2021". Tell us how much Cryptocurrency revenue was recognized in the first quarter and the amount you expect to be recognized in the second quarter. Tell us whether this revenue is material to your <u>revenues</u> in these

periods. That is, tell us how you determined that this revenue is immaterial.

General

2. In response to prior comment 2, you state that the revenue projections attributable to Crypto Trades were based, among other things, on estimates of active and transacting user base, transaction volume and the price of cryptocurrency. Please disclose the estimates for each measure that you relied on and the material assumptions and limitations underlying those estimates. In addition, explain in more detail how revenue activity relating to the launch of Bakkt's consumer app, which became widely available in March 2021, was taken into account. We note that the projections were prepared on January 10, 2021.

Response letter dated June 28, 2021

Bakkt Holdings, LLC, page 1

3. Please reconcile for us your disclosure that your performance obligation for customer contracts for custody services is a stand ready obligation that is recognized quarterly over the related contract term with your assertion in response 2 that contract duration is a single day. Please also revise your revenue recognition description for custody services to conform to the representations and acknowledgement included in response 2 and the requirements in ASC 606-10-50-1b and ASC 606-10-50-12. For example, revise the disclosure to describe:
    - the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. See e.g., ASC 606-10-25-4.
    - whether the customer has a present contractual right to choose the amount of additional distinct services that it purchases, and if so whether such options represent material rights, including the reason why or why not, and how you account for the options. See e.g., ASC 606-10-55-42.
    - the significant payment terms for the contract, which you assert has a duration of one day. For example, your disclosure references a fixed monthly fee invoiced quarterly while your response references a fixed annual fee. See e.g., ASC 606-10-50-12.

4. We note response 2 is limited to the contracts you enter with institutional custody customers, but that your disclosure suggests you provide custody services to high net worth individuals, consumers and enterprises. See e.g., the description of Digital Asset Marketplace on page 270. Please consider the need to further revise your revenue recognition description for custody services to encompass these customers.

5. Please provide a more fulsome accounting analysis in support of your conclusion that you are not the principal in trade and clearing services. Include in your analysis, but do not limit it to, the following:
    - A description of how a cryptocurrency buy or sell order is entered into and then fulfilled through your app, including an understanding of how cryptocurrency and

cash transfer between the involved parties.
- The considerations, in addition to a regulatory license, and analysis included in your evaluation of ASC 606-10-55-36Ab.
- The consideration you gave to each of the indicators in ASC 606-10-55-39, including the relevant facts and circumstances and how you evaluated them.
- The relevant terms and conditions under your contract with IFUS and ICUS that help inform your conclusion.
- Your evaluation of the terms of service, including, but not limited to, for example within the Supplemental Terms – Cryptocurrency Purchase and Sale Terms of Services:
  - Section 6 Role of Bakkt, which states in part, "In buying or selling Cryptocurrencies, Bakkt will act as your counterparty, meaning it will act as seller when you buy Cryptocurrency, and it will act as buyer when you sell Cryptocurrency. Bakkt will not be your agent or broker."
  - Section 7 Cryptocurrency Holdings, which states in part, "Following your purchase of Cryptocurrency from Bakkt, all rights in the Cryptocurrency pass to you from Bakkt,…"
  - Section 5 Exchange Rates, which states in part, "Bakkt will determine the exchange rates for Cryptocurrencies in its sole discretion," "In establishing exchange rates, Bakkt is not required to act in your best interest, and Bakkt has no obligation to seek or provide the best available price at any given time," and "[T]he exchange rates offered to you may also include a markup, spread or other fee charged by Bakkt as compensation with respect to the transaction."
  - Section 1 Buying Cryptocurrency – "You may purchase cryptocurrency from Bakkt at the exchange rate provided by Bakkt at the time of sale. You may not transfer Cryptocurrencies from any external source into your Wallet."
  - Section 3 Sending Cryptocurrency – "You may not transfer Cryptocurrencies to any external wallets or sources."

6. Please revise your revenue recognition description for trade and clearing to address the following:
- Clarify who your customers are. To the extent your customers are related parties, please also revise your financial statements to comply with Rule 4-08(k) of Regulation SX.
- More clearly articulate the specific nature of your performance obligation for each customer. For example, it does not appear that either "trade execution/clearing novation" or "risk management of open interest" are described in your filing. Please ensure the description is sufficiently clear to understand why they are satisfied "almost simultaneously when the trade is executed (by IFUS) and cleared (by ICUS)."
- Provide the disclosures required by ASC 606-10-50-1b and 50-12. For example, clarify the significant payment terms for each performance obligation, including a more fulsome description of the nature and terms of "rebates" and "liquidity

payments," whether they are only provided to related parties, and how the nature and terms relate to your statement that you "measure and resolve these rebates within the same reporting period."
- Disclose the amount of revenue earned from trading and clearing as well as the other revenue streams.

7. Please describe for us, and consider the need for further revised disclosure related to, the significant payment terms included in your contracts with your customers for trade and clearing and what the transaction price is for each type of contract. For example, your revenue recognition description for trade and clearing services refers to both Note 7 as well as to applicable commission rates, but it is unclear how or whether they relate to each other. Further, it is unclear whether the Note 7 reference to payment to you of all trading and clearing revenues of ICUS and IFUS relates to the promised services you provide and how the expenses incurred by IFUS and ICUS related to their exchange and clearing services, which you record net of revenue, relate to the significant payment terms of and transaction price for the promised services you provide. Please provide us with a representative example of the flow of the payments upon execution of the trade and clearing services. The example should illustrate how your net revenue amount is determined while showing the various components or payments that occur.

8. In your May 25, 2021 response to prior comment no.8 you indicated that "Customers may withdraw its bitcoin from Bakkt Trust's services through an external transfer at any time and for any reason." Please address the following in the context of the accounting analysis previously summarized as to whether:
- Reconcile for us this statement with Sections 1 and 3 of the Supplemental Terms – Cryptocurrency Purchase and Sale Terms of Services.
- If prohibitions on external transfer exist, clarify for us how that prohibition when combined with the other rights retained by the company, such as, but not limited to, those in Section 5 of the Supplemental that specify that the Company is not required to act in its customers best interest, impacts the accounting analysis described in your May 25, 2021 response.
- Clarify whether customer cryptocurrencies are held in one or more omnibus wallets controlled by the Company and whether such wallets at any time hold Company cryptocurrencies.
- Clarify the nature of the Company's rights described in Section 7.3 of the general terms of service, which state in part that "Bakkt may add or remove any Digital Asset class from the Services at any time and for any reason and will seek to provide you with advance notice of the addition or removal of any Digital Assets, unless such notice is prohibited by law, governmental authority or other legal process."
- Clarify whether the customers to which the terms of service apply are parties to the Digital Asset Warehouse Agreement described in your prior response.

9. We note your disclosure that Bakkt offers a monthly bitcoin futures contract (your page 273). Bakkt also offers bitcoin options based on this futures contract and a cash- settled

Bitcoin futures contract traded on ICE Singapore. Please describe the company's role in issuing the monthly bitcoin futures contract. Provide your analysis of how you account for these transaction and indicate whether you are the principal. Cite the accounting literature that supports your accounting.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Era Anagnosti